UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number: 001-36671

ATENTO S.A.
(Translation of Registrant’s name into English)

1, rue Hildegard Von Bingen, 1282, Luxembourg

Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]  Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]  No [ X ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ]  No [ X ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
(Registrant)

Date: February 19, 2021

By: /s/ Carlos López-Abadía
Name: Carlos López-Abadía
Title: Chief Executive Officer

EXHIBITS

Exhibit 99.1

Press Release – “Atento Announces Completion of Refinancing of Outstanding 6.125% Senior Secured Notes due 2022”

Exhibit 99.1

Atento Announces Completion of Refinancing of Outstanding 6.125% Senior Secured Notes due 2022

NEW YORK, February 19, 2021 – Atento S.A. (NYSE: ATTO) (“Atento” or the “Company”), the largest provider of customer relationship management and business-process outsourcing services in Latin America, and among the top five providers globally based on revenue, today announced its wholly owned subsidiary, Atento Luxco 1 (the “Issuer”), has completed the refinancing of its remaining 6.125% Senior Secured Notes due 2022 (the “Notes”). The refinancing has increased the Company’s average debt life from 1.5 years to 4.5 years.

The remaining Notes were redeemed yesterday, February 18, 2021 (the “Redemption Date”). The redemption price was equal to US$1,015.31 per $US1,000 principal amount, plus accrued and unpaid interest on the principal amount of the Notes to be redeemed to, but excluding, the Redemption Date, which was equal to US$1,016.67 per US$1,000 principal amount.

The redemption follows the purchase of US$275,815,000 principal amount of Notes by the Issuer on February 17, 2021 in a tender offer. The purchase of Notes in the tender offer and redemption of the remaining Notes was funded with the net proceeds of the Issuer’s offering of US$500 million in aggregate principal amount of Senior Secured Notes due 2026, together with cash on hand.

Carlos López-Abadía, Atento’s Chief Executive Officer, said, “We are pleased with the result of the refinancing of our debt. Having a highly oversubscribed book is a testament that investors recognize the results we have already delivered as part of the turnaround process we initiated in 2019, and the strong results we have delivered despite the challenging pandemic environment. The refinancing affords us greater financial flexibility to further penetrate high-growth verticals with Atento’s innovative next-generation CXM and BPO services. We remain confident in our ability to continue delivering results aimed at delivering returns to our shareholders. ”

Jose Azevedo, Atento’s Chief Financial Officer, added, “Favorable market conditions and strong demand from investors allowed us to complete our refinancing process in a timely manner. We remain committed to continue deleveraging our balance sheet and improving Atento´s capital structure, aiming to achieve our 2022 net debt-to-EBITDA target of 2.0 to 2.5 times. We believe this is one of the key elements to unlock value to shareholders, creating a strong alignment between all stakeholders.

The Issuer will request from the International Stock Exchange Authority the cancellation of the listing of the Notes, which are listed on the Official List of The International Stock Exchange and traded on the Official List of The International Stock Exchange.

This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell the Notes or any other securities. The Issuer is making the tender offer only by, and pursuant to, the terms of the Offer to Purchase. The tender offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities laws, blue sky laws or other laws of such jurisdiction. None of Atento, the Issuer, the dealer managers, and the information agent and the tender agent is making any recommendation as to whether holders should tender or refrain from tendering their Notes in response to the tender offer or how much they should tender. Each holder must make his, her or its own decision as to whether to tender or refrain from tendering Notes, and, if a holder determines to tender, as to how many Notes to tender.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (“CRM BPO”) services in Latin America, and among the top five providers globally, based on revenue. Atento is also a leading provider of nearshoring CRM BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 13 countries where it employs approximately 137,000 people. Atento has over 400 clients to whom it offers a wide range of CRM BPO services through multiple channels. Atento’s clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento’s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2019, Atento was named one of the World’s 25 Best Multinational Workplaces and one of the Best Multinationals to Work for in Latin America by Great Place to Work®. Atento is also the world’s first CRM company to be ISO 56002 certified in Innovation Management. For more information visit www.atento.com.

Investor Relations Shay Chor +55 11 3293-5926 shay.chor@atento.com	Investor Relations Fernando Schneider + 55 11 3779-8119 fernando.schneider@atento.com	Media Relations Pablo Sánchez Pérez +34 670031347 pablo.sanchez@atento.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue” or similar terminology. These statements reflect only Atento’s current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. In particular, the COVID-19 pandemic, and governments’ extraordinary measures to limit the spread of the virus, are disrupting the global economy and Atento’s industry, and consequently adversely affecting the Company’s business, results of operation and cash flows and, as conditions are recent, uncertain and changing rapidly, it is difficult to predict the full extent of the impact that the pandemic will have. Risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients' needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento’s ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento’s ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento’s lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.